UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Protection One, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

743663403

(CUSIP Number)

Henry Ormond

Quadrangle Group LLC

375 Park Avenue, 14th Floor

New York, NY 10152

(212) 418-1700

Copy to:

Joseph H. Kaufman, Esq.

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017

(212) 455-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 2, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 743663403

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) POI Acquisition, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 11,803,887

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 11,803,887

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,803,887

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 47.8%*

14.	Type of Reporting Person (See Instructions) OO

*

The calculation of the foregoing percentage is based on 24,681,462 shares of common stock, par value $0.01 per share (the “Common Stock” or “shares”) of Protection One, Inc. (“POI”) outstanding as of April 2, 2007 following the completion of the merger (the “Merger”) of Tara Acquisition Corp., a wholly-owned subsidiary of POI, with and into Integrated Alarm Services Group, Inc.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Quadrangle Capital Partners LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 11,803,887*

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 11,803,887*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,803,887*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 47.8%**

14.	Type of Reporting Person (See Instructions) PN

*      All shares are held by POI Acquisition, L.L.C.  Beneficial ownership of the shares referred to herein is being reported hereunder solely because Quadrangle Capital Partners LP may be deemed to share beneficial ownership of such shares as a result of its 70.36% ownership of POI Acquisition, L.L.C.  However, Quadrangle Capital Partners LP disclaims beneficial ownership of such shares.

**   The calculation of the foregoing percentage is based on 24,681,462 shares of Common Stock outstanding as of April 2, 2007 following the completion of the Merger.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Quadrangle Capital Partners-A LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 11,803,887*

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 11,803,887*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,803,887*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 47.8%**

14.	Type of Reporting Person (See Instructions) PN

*      All shares are held by POI Acquisition, L.L.C.  Beneficial ownership of the shares referred to herein is being reported hereunder solely because Quadrangle Capital Partners-A LP may be deemed to have beneficial ownership of such shares as a result of its 25.99% ownership of POI Acquisition, L.L.C.  However, Quadrangle Capital Partners-A LP disclaims beneficial ownership of such shares.

**   The calculation of the foregoing percentage is based on 24,681,462 shares of Common Stock outstanding as of April 2, 2007 following the completion of the Merger.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Quadrangle Select Partners LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 11,803,887*

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 11,803,887*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,803,887*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 47.8%**

14.	Type of Reporting Person (See Instructions) PN

*      All shares are held by POI Acquisition, L.L.C.  Beneficial ownership of the shares referred to herein is being reported hereunder solely because Quadrangle Select Partners LP may be deemed to share beneficial ownership of such shares as a result of its 3.65% ownership of POI Acquisition, L.L.C.  However, Quadrangle Select Partners LP disclaims beneficial ownership of such shares.

**   The calculation of the foregoing percentage is based on 24,681,462 shares of Common Stock outstanding as of April 2, 2007 following the completion of the Merger.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Quadrangle GP Investors LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 11,803,887*

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 11,803,887*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,803,887*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 47.8%**

14.	Type of Reporting Person (See Instructions) PN

*      All shares are held by POI Acquisition, L.L.C.  Quadrangle GP Investors LP is the general partner of Quadrangle Capital Partners LP, Quadrangle Select Partners LP and Quadrangle Capital Partners-A LP, which together own all of the equity of POI Acquisition, L.L.C.  However, Quadrangle GP Investors LP disclaims beneficial ownership of such shares.

**   The calculation of the foregoing percentage is based on 24,681,462 shares of Common Stock outstanding as of April 2, 2007 following the completion of the Merger.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Quadrangle GP Investors LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 11,803,887*

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 11,803,887*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,803,887*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 47.8%**

14.	Type of Reporting Person (See Instructions) OO

*      All shares are held by POI Acquisition, L.L.C.  Quadrangle GP Investors LLC is the general partner of Quadrangle GP Investors LP, which is the general partner of each of Quadrangle Capital Partners LP, Quadrangle Select Partners LP and Quadrangle Capital Partners-A LP, which together own all of the equity of POI Acquisition, L.L.C.  However, Quadrangle GP Investors LLC disclaims beneficial ownership of the shares held by POI Acquisition, L.L.C.  The managing members of Quadrangle GP Investors LLC are Steven Rattner, Peter R. Ezersky, Michael Huber, Gordon Holmes, Jeffrey Nordhaus and Joshua L. Steiner.  The managing members of Quadrangle GP Investors LLC may be deemed to share voting and/or dispositive power with respect to the 11,803,887 shares held by POI Acquisition, L.L.C.  However, each of the managing members of Quadrangle GP Investors LLC disclaims beneficial ownership of such shares.

**   The calculation of the foregoing percentage is based on 24,681,462 shares of Common Stock outstanding as of April 2, 2007 following the completion of the Merger.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Quadrangle Master Funding Ltd

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 5,333,333

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 5,333,333

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,333,333

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 21.6%*

14.	Type of Reporting Person (See Instructions) CO

* The calculation of the foregoing percentage is based on 24,681,462 shares of Common Stock outstanding as of April 2, 2007 following the completion of the Merger.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Quadrangle Debt Recovery Advisors LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 5,901,942*

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 5,901,942*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,901,942*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 23.9%**

14.	Type of Reporting Person (See Instructions) PN

*      All shares are held by Quadrangle Master Funding Ltd, (5,333,333 shares of Common Stock), QDRF Master Ltd (533,071 shares of Common Stock) or Quadrangle Debt Opportunities Fund Master Ltd (35,538 shares of Common Stock).  Quadrangle Debt Recovery Advisors LP (formerly known as Quadrangle Debt Recovery Advisors LLC) is the advisor of Quadrangle Master Funding Ltd, QDRF Master Ltd and Quadrangle Debt Opportunities Fund Master Ltd.  However, Quadrangle Debt Recovery Advisors LP disclaims beneficial ownership of the shares held by Quadrangle Master Funding Ltd, QDRF Master Ltd or Quadrangle Debt Opportunities Fund Master Ltd.  QDRA 1 General Partner LP is the general partner with regards to investment matters of Quadrangle Debt Recovery Advisors LP and QDRA 1 GP LLC is the sole general partner of QDRA 1 General Partner LP.  The members of QDRA 1 GP LLC are Michael Weinstock, Andrew Herenstein, Christopher Santana, and Josiah Rotenberg.  QDRA 1 General Partner LP, QDRA 1 GP LLC and the members of QDRA 1 GP LLC may be deemed to share voting and/or dispositive power with respect to the 5,901,942 shares of Common Stock held by Quadrangle Master Funding Ltd, QDRF Master Ltd or Quadrangle Debt Opportunities Fund Master Ltd.  However, each of QDRA 1 General Partner LP, QDRA 1 GP LLC and the members of QDRA 1 GP LLC disclaims beneficial ownership of such shares.

**   The calculation of the foregoing percentage is based on 24,681,462 shares of Common Stock outstanding as of April 2, 2007 following the completion of the Merger.

This Amendment No. 3 to Schedule 13D supplements and amends the Schedule 13D of POI Acquisition I, Inc. (“Acquisition I”), POI Acquisition, L.L.C. (“Acquisition LLC”), Quadrangle Capital Partners LP, Quadrangle Capital Partners-A LP, Quadrangle Select Partners LP, Quadrangle GP Investors LP, Quadrangle GP Investors LLC, Quadrangle Master Funding Ltd (“QMFL”), and Quadrangle Debt Recovery Advisors LP (together, the “Quadrangle Entities”) originally filed on February 17, 2004, amended pursuant to Amendment No. 1 to Schedule 13D filed on November 18, 2004 and amended pursuant to Amendment No. 2 to Schedule 13D filed on February 18, 2005, with respect to the common stock, par value $0.01 per share (the “Common Stock”) of Protection One, Inc. (“POI”).  Each item below amends and supplements the information disclosed under the corresponding item of the Schedule 13D.  Capitalized terms defined in the Schedule 13D are used herein with their defined meanings.

Item 1.	Security and Issuer
No Change.

Item 2.	Identity and Background
No Change.

Item 3.	Source and Amount of Funds or Other Consideration
No Change.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented by the following:

Amended and Restated Stockholders Agreement

In connection with the merger (the “Merger”) of Tara Acquisition Corp., a wholly-owned subsidiary of POI, with and into Integrated Alarm Services Group, Inc. (“IASG”) pursuant to the terms of the Agreement and Plan of Merger, dated as of December 20, 2006, among POI, Tara Acquisition Corp. and IASG, the parties to the Stockholders Agreement agreed to amend and restate the Stockholders Agreement (as amended and restated, the “Amended Stockholders Agreement”) as to certain arrangements governing the administration and corporate governance of POI.  In particular, following the Merger, the POI board of directors is to be comprised of nine directors (which may be increased to eleven in certain circumstances) and, subject to the maintenance of a certain threshold of ownership in POI, Acquisition LLC will be able to direct the election of three POI directors (which number may be increased to five under certain circumstances) and QMFL will be able to direct the election of two POI directors.

POI has agreed to amend its bylaws to provide that (i) until Acquisition LLC ceases to own a number of shares of Common Stock equal to at least 20% of the number of shares of Common Stock issued and outstanding as of April 2, 2007, at least one of the directors designated by Acquisition LLC (other than a designee who would be deemed “independent” under applicable rules and regulations) will be required to be present to constitute a quorum of the POI board of directors and (ii) until such time as QMFL ceases to own a number of shares of Common Stock equal to at least 20% of the number of shares of Common Stock issued and outstanding as of April 2, 2007, at least one of the directors designated by QMFL (other than a designee who would be deemed “independent” under applicable rules and regulations) will be required to be present to constitute a quorum of the POI board of directors.  The bylaws will provide that either Acquisition LLC or QMFL may waive such right for any given meeting of the POI board of directors and neither Acquisition LLC nor QMFL may use such provision in bad faith to avoid the taking of any action by the POI board of directors.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and supplemented by the following:

The information contained on the cover pages of this Schedule 13D and in Item 4 is incorporated herein by reference.

(c)           None of the Reporting Persons or, to the best knowledge of the Reporting Persons, none of the persons named in Item 2 or on Schedules 1, 2 and 3 has engaged in any transaction during the past 60 days in, any shares of Common Stock, except as described in this Schedule 13D.

(e)           On January 31, 2007, Acquisition I was liquidated and the shares of Common Stock held by Acquisition I were distributed to its stockholders and, after its liquidation, Acquisition I ceased to exist.  On that date, Acquisition I ceased to be a beneficial owner of more than five percent of the outstanding shares of Common Stock.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Item 6 of the Schedule 13D is hereby amended and supplemented by the information contained in Item 4 of this Amendment, which is herein incorporated by reference.

Item 7.	Material to Be Filed as Exhibits
Item 7 of the Schedule 13D is hereby supplemented by adding the following:

Exhibit 9

Amended and Restated Stockholders Agreement, dated as of April 2, 2007 by and among Protection One, Inc., POI Acquisition, L.L.C. and Quadrangle Master Funding Ltd. (incorporated by reference to Exhibit 10.1 to POI’s Current Report on Form 8-K filed April 6, 2007)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 10, 2007

POI ACQUISITION, L.L.C.

	By:	/s/ Steven Rattner
Name: Steven Rattner
Title: Manager

QUADRANGLE CAPITAL PARTNERS LP

By:	Quadrangle GP Investors LP,
its General Partner

	By:	Quadrangle GP Investors LLC,
its General Partner

	By:	/s/ Steven Rattner
Name: Steven Rattner
Title: Managing Member

QUADRANGLE SELECT PARTNERS LP

By:	Quadrangle GP Investors LP,
its General Partner

	By:	Quadrangle GP Investors LLC,
its General Partner

	By:	/s/ Steven Rattner
Name: Steven Rattner
Title: Managing Member

QUADRANGLE CAPITAL PARTNERS-A LP

By:	Quadrangle GP Investors LP,
its General Partner

	By:	Quadrangle GP Investors LLC,
its General Partner

	By:	/s/ Steven Rattner
Name: Steven Rattner
Title: Managing Member

QUADRANGLE GP INVESTORS LP

By:	Quadrangle GP Investors LLC,
its General Partner

	By:	/s/ Steven Rattner
Name: Steven Rattner
Title: Managing Member

QUADRANGLE GP INVESTORS LLC

By:	/s/ Steven Rattner
Name: Steven Rattner
Title: Managing Member

QUADRANGLE MASTER FUNDING LTD

By:	/s/ Michael Weinstock
Name: Michael Weinstock
Title: Director

QUADRANGLE DEBT RECOVERY ADVISORS LP

By:	/s/ Michael Weinstock
Name: Michael Weinstock
Title: Managing Principal

Schedule 1

Directors and Officers of POI Acquisition I, Inc.

[Intentionally Omitted]

Schedule 2

Managers of POI Acquisition L.L.C.

Mr. Ormond is a citizen of The United Kingdom of Great Britain and Northern Ireland. Mr. Rattner is a citizen of the United States.  The principal business address of each of the persons named below is 375 Park Avenue, 14th Floor, New York, New York 10152. The principal occupation of each of the persons named below is serving as an executive of Quadrangle Capital Partners LP, Quadrangle Capital Partners-A LP, Quadrangle Select Partners LP, Quadrangle GP Investors LP, Quadrangle GP Investors LLC and their affiliated entities.

Name

Henry Ormond
Steven Rattner

Schedule 3

Quadrangle Master Funding Ltd and Certain Affiliates

Directors of Quadrangle Master Funding Ltd.

Mr. Weinstock is a citizen of the United States. Mr. Martin is a citizen of the Cayman Islands. Mr. Sutlic is a citizen of Canada. The principal occupation of Mr. Weinstock is serving as an executive or director of QMFL, Quadrangle Debt Recovery Advisors LP and their affiliated entities.  The principal occupation of Mr. Martin and Mr. Sutlic is serving as directors for various private investment funds, including QMFL.

Name and Business Address

Michael Weinstock

c/o Quadrangle Group LLC

375 Park Avenue 14th Floor

New York, NY 10152

Linburgh Martin

c/o Quadrangle Master Funding Ltd

c/o Walkers SPV Limited

Walker House

P.O. Box 908GT

George Town, Grand Cayman

Cayman Islands

John Sutlic

c/o Quadrangle Master Funding Ltd

c/o Walkers SPV Limited

Walker House

P.O. Box 908GT

George Town, Grand Cayman

Cayman Islands

General Partner and Managing Principals of Quadrangle Debt Recovery Advisors LP

The managing principals of Quadrangle Debt Recovery Advisors LP ("QDRA LP") are Mr. Weinstock, Andrew Herenstein, Christopher Santana and Josiah Rotenberg.  Messrs. Weinstock, Herenstein and Santana are citizens of the United States.  Mr. Rotenberg is a citizen of the United States, Canada and Israel.  The principal occupation of Messrs. Weinstock, Herenstein, Santana and Rotenberg is serving as executive, managing principal or director of QMFL, QDRA LP and their affiliated entities.

QDRA 1 General Partner LP, a Delaware limited partnership, is the general partner of QDRA LP with the authority to manage the day-to-day investment process of QDRA LP.  The principal business of QDRA 1 General Partner LP is serving as general partner of QDRA LP.

QDRA 1 GP LLC, a Delaware limited liability company, is the general partner of QDRA 1 General Partner LP.  The members of QDRA 1 GP LLC are Messrs. Weinstock, Herenstein, Santana and Rotenberg.  The principal business of QDRA 1 GP LLC is serving as general partner to QDRA 1 General Partner LP.

The business address of QDRA LP, QDRA 1 General Partner LP and QDRA 1 GP LLC is c/o Quadrangle Group LLC, 375 Park Avenue, 14th Floor, New York, NY 10152.

Exhibit 1

Joint Filing Agreement

The undersigned hereby agree that a single Schedule 13D (or any amendment thereto) relating to the ordinary shares of Protection One, Inc. shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13D.

Dated:  April 10, 2007

POI ACQUISITION, L.L.C.

By:	/s/ Steven Rattner
Name: Steven Rattner
Title: Manager

QUADRANGLE CAPITAL PARTNERS LP

By:	Quadrangle GP Investors LP,
its General Partner

	By:	Quadrangle GP Investors LLC,
its General Partner

		By:	/s/ Steven Rattner
Name: Steven Rattner
Title: Managing Member

QUADRANGLE SELECT PARTNERS LP

By:	Quadrangle GP Investors LP,
its General Partner

	By:	Quadrangle GP Investors LLC,
its General Partner

		By:	/s/ Steven Rattner
Name: Steven Rattner
Title: Managing Member

QUADRANGLE CAPITAL PARTNERS-A LP

By:	Quadrangle GP Investors LP,
its General Partner

	By:	Quadrangle GP Investors LLC,
its General Partner

		By:	/s/ Steven Rattner
Name: Steven Rattner
Title: Managing Member

QUADRANGLE GP INVESTORS LP

By:	Quadrangle GP Investors LLC,
its General Partner

	By:	/s/ Steven Rattner
Name: Steven Rattner
Title: Managing Member

QUADRANGLE GP INVESTORS LLC

By:	/s/ Steven Rattner
Name: Steven Rattner
Title: Managing Member

QUADRANGLE MASTER FUNDING LTD

By:	/s/ Michael Weinstock
Name: Michael Weinstock
Title: Director

QUADRANGLE DEBT RECOVERY ADVISORS LP

By:	/s/ Michael Weinstock
Name: Michael Weinstock
Title: Managing Principal